

Our Ref: SHR/04/66

October 2, 2004

04045505

BY REGISTERED AIRMAIL

Securities and Exchange Commission,
Division of Corporate Finance,
Judiciary Plaza,
450 Fifth Street,
Washington, DC 20549,
U.S.A.

Ladies and Gentlemen,

Re: The Bank of East Asia, Limited
Rule 12g3-2(b) Exemption File No. 82-3443

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of The Bank of East Asia, Limited (the "Company"), enclosed for your attention are the documents described in the Annex hereto.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b).

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Securities & Exchange Commission (the "SEC") or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2842 3038 in Hong Kong if you have any questions.

Thank you for your attention to this matter.

Yours faithfully,
For and on behalf of
THE BANK OF EAST ASIA, LIMITED

Molly Ho Kam-lan
Company Secretary

MH/TT/im/463
Encls.

The Bank of East Asia, Limited 東亞銀行有限公司
10 Des Voeux Road Central, Hong Kong 香港中環德輔道中十號
Telephone 電話 (852) 2842 3200 Facsimile 傳真 (852) 2845 9333 Telex 電傳 HX 73017
www.hkbea.com

GF188 (02/2002)

Annex to Letter to the SEC
dated October 2, 2004 of
The Bank of East Asia, Limited

The documents below are being furnished to the SEC to supplement information provided since September 1, 2004 with respect to the Company's request for exemption under Rule 12g3-2(b).

Description of Document

1. Document : Press announcement setting out the basis of allotment of the new shares to be issued under the 2004 interim scrip dividend scheme
   Date : September 6, 2004
   Source of Requirement : The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

2. Document : Form SC1 Return of Allotments
   Date : September 15, 2004
   Source of Requirement : Hong Kong Companies Ordinance

3. Document : Form SC5 Return of Particulars of a Contract Relating to Shares Allotment
   Date : September 15, 2004
   Source of Requirement : Hong Kong Companies Ordinance

4. Document : Form SC1 Return of Allotments
   Date : September 30, 2004
   Source of Requirement : Hong Kong Companies Ordinance



BEA 東亞銀行

The Bank of East Asia, Limited

(Incorporated in Hong Kong with limited liability in 1918)
(Stock Code: 23)

INTERIM DIVIDEND FOR THE SIX MONTHS ENDED 30TH JUNE, 2004

> The scrip entitlements under the 2004 Interim Scrip Dividend would be calculated by reference to the average of the closing prices on The Stock Exchange of Hong Kong Limited of the existing shares of the Bank from Monday, 30th August, 2004 to Friday, 3rd September, 2004 (both days inclusive) which was HK$21.66.

In our circular letter to shareholders dated 25th August, 2004, it was announced that the Directors had declared an interim dividend for the six months ended 30th June, 2004 in cash at HK$0.28 per share; and that any shareholder entitled to receive such dividend would be given the option to elect to receive new, fully paid ordinary shares in lieu of cash. The scrip entitlements would be calculated by reference to the average of the closing prices on The Stock Exchange of Hong Kong Limited of the existing shares of the Bank from Monday, 30th August, 2004 to Friday, 3rd September, 2004 (both days inclusive) which was HK$21.66. Accordingly, the number of new shares which shareholders will receive in respect of their existing shares for which forms containing an election to receive shares in lieu of cash will have been lodged with the share registrar of the Bank by 4:00 p.m. on Thursday, 9th September, 2004 will be calculated as follows:

$$\frac{\text{Number of new shares}}{\text{to be received}} = \frac{\text{Number of shares}}{\text{elected for scrip}} \times \frac{0.28}{21.66}$$

The number of new shares to be received will be rounded down to the nearest whole number of new shares. Fractional entitlements to new shares will be disregarded and the benefit thereof will accrue to the Bank. The new shares will, on issue, not be entitled to the interim dividend in respect of the six months ended 30th June, 2004, but will rank pari passu in all other respects with the existing shares of the Bank.

Certificates for the new shares and dividend warrants in respect of the interim dividend will be despatched to shareholders by ordinary mail at their own risk on Wednesday, 15th September, 2004.

For and on behalf of
The Bank of East Asia, Limited
Molly HO Kam-lan
Company Secretary

Hong Kong, 3rd September, 2004.

As at the date of this announcement, the Executive Directors of the Bank are Dr. David Li Kwok-po (Chairman and Chief Executive), Mr. Joseph PANG Yuk-wing (Deputy Chief Executive) and Mr. CHAN Kay-cheung (Deputy Chief Executive); Non-executive Directors of the Bank are Dr. Li Fook-wo, Dr. Simon Li Fook-sean, Mr. Aubrey Li Kwok-sing, Dr. William MONG Man-wai, Tan Sri Dr. KHOO Kay-peng and Mr. Richard Li Tzar-kai; and Independent Non-executive Directors are Mr. WONG Chung-hin, Dr. LEE Shau-kee, Dr. Allan WONG Chi-yun, Mr. Winston LO Yau-lai and Mr. Thomas KWOK Ping-kwong.

Return of Allotments

重要事項　Important Notes

● 填表前請參閱《填表須知》。
　請用黑色墨水列印。

● Please read the accompanying notes before completing this form.
　Please print in black ink.

公司編號 Company Number

255

1 公司名稱 **Company Name**

The Bank of East Asia, Limited　東亞銀行有限公司

(註 Note 7) 2 分配股份的日期或始末日期 **Date or Period during which Shares were Allotted**

由 **From**

03	09	2004
日 DD	月 MM	年 YYYY

至 **To**

15	09	2004
日 DD	月 MM	年 YYYY

3 本次股份分配的總款額 **Totals of this Allotment**

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的*總面額* **Total** Nominal Amount Paid and Payable	HK$	17,254,122.50
已繳及應繳的溢價*總額* ［第 5A(a) + 5B(a)項］ **Total** Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	2,859,740.00

4 公司自成立為法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	3,718,593,877.50

(註 Note 3) 提交人的資料 **Presentor's Reference**　｜　請勿填寫本欄 **For Official Use**

姓名　Name:　Secretarial Department

地址　Address: 20/F., The Bank of East Asia Building,
　　　　　　　　10 Des Voeux Road Central, Hong Kong

電話 Tel:　2842 3033　傳真 Fax:　2833 6423

電郵地址 E-mail Address: bea_sec@hkbea.com

檔號 Reference:　(IGSA)

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的 股份數目 Number of Shares Allotted	每股的面值 Nominal Value of *Each Share*	每股已繳及應繳的款額 (包括溢價) Amount Paid and Payable on *Each Share* (Including Premium)		每股的溢價 款額 Premium on *Each Share*	已繳及應繳 的溢價總款額 *Total* Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	-15,000-	HK$2.50	HK$15.80	Nil	HK$13.30	HK$199,500.00
Ordinary	-165,000-	HK$2.50	HK$14.90	Nil	HK$12.40	HK$2,046,000.00
Ordinary	-44,000-	HK$2.50	HK$16.46	Nil	HK$13.96	HK$614,240.00

(註 Note 9)

B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的 股份數目 Number of Shares Allotted	每股的面值 Nominal Value of *Each Share*	每股被視作已繳 及應繳的款額 (包括溢價) Amount Treated as Paid and Payable on *Each Share* (Including Premium)		每股的溢價 款額 Premium on *Each Share*	被視作已繳及應繳 的溢價總款額 *Total* Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	6,677,649	$2.50	$2.50	Nil	Nil	Nil

(註 Note 10)

分配上述(B)項股份的代價
Consideration for which the Shares in (B) have been Allotted

See the attached Appendix

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class Ordinary	類別 Class
See the attached list		-224,000-	
See the attached CD-Rom		-6,677,649-	
	各類別股份分配的總數 Total Shares Allotted by Class	-6,901,649-	

簽署 Signed : _(signature)_

姓名 Name :   Molly HO Kam-lan   日期 Date :   15 / 09 / 2004

~~董事 Director~~／秘書 Secretary *   日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

指明編號 2/2004 (修訂) (2004 年 2 月)
pecification No. 2/2004 (Revision) (Feb. 2004)

Form SC1

6. Consideration for which the Shares have been Allotted

A sum of HK$16,694,122.50 being part of the amount in the Share Premium Account of the Bank was capitalised and applied in paying up in full at par 6,677,649 shares of HK$2.50 each in the capital of the Bank distributed to shareholders registered on 25th August, 2004 who had validly elected to receive new shares in lieu of cash dividend of HK$0.28 per share.

Signed _____ (Secretary)

Return of Particulars of a Contract
Relating to Share Allotment
(公司條例第 45(2)條)
(Companies Ordinance s. 45(2))

公司註冊處
Companies Registry

表格　**SC5**
Form

重要事項　**Important Notes**

● 填表前請參閱《填表須知》。
　請用黑色墨水列印。
● Please read the accompanying notes before completing this form.
　Please print in black ink.

公司編號 Company Number
255

1　公司名稱 Company Name

The Bank of East Asia, Limited　東亞銀行有限公司

2　以非現金支付全部或部分股款所分配的股份數目
Number of Shares Allotted as Fully or Partly Paid Up otherwise than in Cash

6,677,649

3　股份類別
Class of Shares

Ordinary

4　每股的面值
Nominal Value of Each Share

貨幣單位 Currency	款額 Amount
HK$	2.50

5　每股被視作以非現金支付股款的款額
Amount Treated as Paid and Payable on Each Share otherwise than in Cash

貨幣單位 Currency	款額 Amount
HK$	2.50

(註 Note 4)　提交人的資料 **Presentor's Reference**

姓名 Name:　Secretarial Department

地址 Address:　20/F., The Bank of East Asia Building,
　　　　　　　10 Des Voeux Road Central, Hong Kong

請勿填寫本欄 **For Official Use**

電話 Tel:　　2842 3033　　傳真 Fax:　　2833 6423

電郵地址 E-mail Address:　bea_sec@hkbea.com

檔號 Reference:　(IGSA)

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

6 分配上述股份的代價
Consideration for which the above Shares have been Allotted

A. 如作出該項分配是作為清償全部或部分財產的買價，請述明該項財產以及清償買價的詳情：

If the allotment is made in satisfaction or part satisfaction of the purchase price of property, please describe the property and the details as regards how the purchase price is to be satisfied :

(1) 財產的簡述
Brief Description of Property

-

(2) 買價
Purchase Price

	貨幣單位 Currency	款額 Amount
(a) 以非現金支付股款而獲分配股所付代價的總款額 Total amount of consideration paid for shares allotted otherwise than in cash		-
(b) 現金 Cash		-
(c) 購買人所解除的債項或所承擔的債務的款額 (包括按揭及購買人就收購財產所解除的債項或所承擔的債務) Amount of debt released or liabilities assumed by the purchaser (including mortgages and any debts released or liabilities assumed by the purchaser on the property acquired)		-
總買價 Total Purchase Price		-

B. 如分配該等股份的代價為服務或非上文第 6A 項所述的其他代價，請述明該項代價的性質，以及所分配股份的數目

If the consideration for the allotment of such shares is services, or any consideration other than that mentioned in Section 6A above, please state the nature of such consideration and the number of shares so allotted

Capitalisation issue –
6,677,649 shares allotted under scrip dividend scheme.

Please refer to the attached Appendix for the nature of consideration.

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

7 上文第 6A 項所述財產的總買價的細目分類：
Breakdown of the Total Purchase Price of the Property mentioned in Section 6A above :

	貨幣單位 Currency	款額 Amount

(1) 永久業權財產的法定產業權及在永久業權財產上的固定工業裝置及機械及其他固定裝置（凡該等財產是在按揭的規限下出售，應列明總價值。）
Legal estates in freehold property and fixed plant and machinery and other fixtures thereon (Where such properties are sold subject to mortgage, the gross value should be shown.)

	-

(2) 批租土地財產的法定產業權（凡該等財產是在按揭的規限下出售，應列明總價值。）
Legal estates in leasehold property (Where such properties are sold subject to mortgage, the gross value should be shown.)

	-

(3) 批租土地財產上的固定工業裝置及機械
Fixed plant and machinery on leasehold property

	-

(4) 永久業權財產或批租土地財產的衡平法權益(凡該等財產是在按揭的規限下出售，應列明總價值。）
Equitable interests in freehold or leasehold property (Where such properties are sold subject to mortgage, the gross value should be shown.)

	-

(5) 活動工業裝置及機械、商品存貨及其他實產
Loose plant and machinery, stock-in-trade, and other chattels

	-

(6) 商譽及合約的利益
Goodwill and benefit of contracts

	-

(7) 專利、設計、商標、特許、版權等
Patents, designs, trade marks, licences, copyrights, etc.

	-

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

	貨幣單位 Currency	款額 Amount

(8) 帳面債項及其他債項
Book and other debts

		-

(9) 手頭現金及銀行來往帳戶內的現金、匯票、票據等
Cash in hand and at Bank on current account, bills, notes, etc.

		-

(10) 存放於銀行或其他地方的現金
Cash on deposit at Bank or elsewhere

		-

(11) 股份、債權證及其他投資
Shares, debentures and other investments

		-

(12) 其他財產
Other property

		-

總買價
Total Purchase Price

		-

簽署 Signed : _(signature)_

姓名 Name : Molly HO Kam-lan

~~董事 Director~~／秘書 Secretary *

日期 Date : 15 / 09 / 2004

日 DD / 月 MM / 年 YYYY

* 請刪去不適用者 Delete whichever does not apply

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

Form SC5

6. A sum of HK$16,694,122.50 being part of the amount in the Share Premium Account of the Bank was capitalised and applied in paying up in full at par 6,677,649 shares of HK$2.50 each in the capital of the Bank distributed to shareholders registered on 25th August, 2004 who had validly elected to receive new shares in lieu of cash dividend of HK$0.28 per share.

Signed _____ (Secretary)

公司註冊處
Companies Registry

Return of Allotments

(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

表格
Form **SC1**

重要事項　Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。

- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

255

1　公司名稱 Company Name

The Bank of East Asia, Limited　東亞銀行有限公司

(註 Note 7) 2　分配股份的日期或始末日期 Date or Period during which Shares were Allotted

由 From			至 To		
16	09	2004	28	09	2004
日 DD	月 MM	年 YYYY	日 DD	月 MM	年 YYYY

3　本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的*總面額* Total Nominal Amount Paid and Payable	HK$	337,500.00
已繳及應繳的溢價*總額* [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	1,699,800.00

4　公司自成立為法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

	貨幣單位 Currency	款額 Amount
	HK$	3,718,931,377.50

(註 Note 3) 提交人的資料 Presentor's Reference

姓名　Name:　Secretarial Department

地址　Address: 20/F., The Bank of East Asia Building,
　　　　　　　　10 Des Voeux Road Central, Hong Kong

電話 Tel:　2842 3033　　傳真 Fax:　2833 6423

電郵地址　E-mail Address: bea_sec@hkbea.com

檔號　Reference:　(IGSA)

請勿填寫本欄 For Official Use

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	每股的面值 Nominal Value of *Each Share*	每股已繳及應繳的款額 (包括溢價) Amount Paid and Payable on *Each Share* (Including Premium)		每股的溢價款額 Premium on *Each Share*	已繳及應繳的溢價總額 *Total* Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	-20,000-	HK$2.50	HK$15.80	Nil	HK$13.30	HK$266,000.00
Ordinary	-110,000-	HK$2.50	HK$14.90	Nil	HK$12.40	HK$1,364,000.00
Ordinary	-5,000-	HK$2.50	HK$16.46	Nil	HK$13.96	HK$69,800.00

(註 Note 9)

B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	每股的面值 Nominal Value of *Each Share*	每股被視作已繳及應繳的款額 (包括溢價) Amount Treated as Paid and Payable on *Each Share* (Including Premium)		每股的溢價款額 Premium on *Each Share*	被視作已繳及應繳的溢價總款額 *Total* Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		

(註 Note 10)

分配上述(B)項股份的代價
Consideration for which the Shares in (B) have been Allotted

N/A

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
		Ordinary	
See the attached list		-135,000-	
各類別股份分配的總數 Total Shares Allotted by Class		-135,000-	

簽署 Signed :

姓名 Name :   Molly HO Kam-Ian   日期 Date :   30 / 09 / 2004

~~董事 Director~~／秘書 Secretary *   日 DD / 月 MM / 年 YYYY

*請刪去不適用者 *Delete whichever does not apply*

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)